Exhibit 8.1

Principal Subsidiaries and Consolidated Affiliated Entities of the Registrant

Subsidiaries	Place of Incorporation
Gem Blazing Limited	Cayman Islands
Wincon Hong Kong Investment Company Limited	Hong Kong
Lufax Holding (Shenzhen) Technology Service Co., Ltd.	PRC
Weikun (Shanghai) Technology Service Co., Ltd.	PRC
Jinjiong (Shenzhen) Technology Service Limited	PRC
Gem Alliance Limited	Cayman Islands
Harmonious Splendor Limited	Hong Kong
Ping An Puhui Enterprises Management Co., Ltd.	PRC
Ping An Puhui Financing Guarantee Co., Ltd.	PRC
Chongqing Jin’an Microloan Co., Ltd.	PRC
Ping An Puhui Investment & Consulting Co., Ltd.	PRC
Ping An Puhui Information Service Co., Ltd.	PRC
Ping An Consumer Finance Co., Ltd.	PRC

Consolidated Affiliated Entities	Place of Incorporation
Shenzhen Lufax Holding Enterprise Management Co., Ltd.	PRC
Shanghai Xiongguo Corporation Management Co., Ltd.	PRC
Shanghai Lufax Information Technology Co., Ltd.	PRC